Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 3, 2007)	Registration No. 333-141688

HealthSouth Corporation

400,000 Shares of 6.50% Series A Convertible Perpetual Preferred Stock

10,000,000 Warrants to Purchase Shares of Common Stock

and

15,114,760 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated May 3, 2007, as amended September 25, 2007 (as supplemented or amended, the “Prospectus”), of HealthSouth Corporation (the “Company”), relating to the sale by certain of the Company’s securityholders of up to 400,000 shares of the Company’s 6.50% Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”), up to 10,000,000 warrants (the “Warrants”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “common stock”), and 15,114,760 shares of the Company’s common stock, 13,114,760 of which are issuable upon conversion of the Series A Preferred Stock and 2,000,000 of which are issuable upon exercise of the Warrants. The Series A Preferred Stock, the Warrants and the shares of common stock issuable upon conversion of the Series A Preferred Stock and issuable upon exercise of the Warrants are collectively referred to in the Prospectus as the “offered securities.” Unless otherwise stated herein or the context otherwise requires, the terms “HealthSouth,” “we,” “us,” “our” and the “Company” refer to HealthSouth Corporation and its subsidiaries.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supplements or supersedes the information contained in the Prospectus.

The Prospectus serves to register the sale of shares of our Series A Preferred Stock and Warrants that we previously issued in private transactions exempt from registration under the Securities Act. Our registration of the sale of the securities identified in this prospectus supplement does not mean that the selling securityholders identified herein will sell any or all of these securities.

Investing in the offered securities involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 8, 2008.

SELLING SECURITYHOLDERS

The following tables supplement and amend the tables of Selling Securityholders and related footnotes appearing under the heading “Selling Securityholders” beginning on page 17 of the Prospectus by adding to the table contained in the Prospectus the information below with respect to selling securityholders not previously listed in the Prospectus and by superseding the information with respect to certain selling securityholders previously listed in the Prospectus with the information that is set forth below.

Series A Preferred Stock

The selling securityholders listed below and the beneficial owners of the Series A Preferred Stock and their transferees, pledgees, donees or other successors, if not identified in this prospectus supplement or the Prospectus then so identified in additional supplements to the Prospectus or in an amendment to the registration statement of which the Prospectus forms a part, as required, are the “Preferred Selling Securityholders” under the Prospectus.

The following table sets forth for each Preferred Selling Securityholder listed below, as of a recent practicable date prior to the filing of this prospectus supplement with the SEC:

•	the name of the Preferred Selling Securityholder;
•	the number of shares of Series A Preferred Stock and common stock beneficially owned by each Preferred Selling Securityholder prior to the offering;
•	the number of shares of Series A Preferred Stock and common stock registered for sale for the account of each Preferred Selling Securityholder under the Prospectus; and
•

the number and percent of shares of Series A Preferred Stock and common stock to be beneficially owned by each Preferred Selling Securityholder after completion of the offering (assuming all of the shares covered hereby are sold by each Preferred Selling Securityholder).

The information is based on information provided by or on behalf of the Preferred Selling Securityholders to us in Preferred Selling Securityholder questionnaires and is as of the date specified by the holders of the questionnaires. We have not sought to verify the information contained in the table. Because the Preferred Selling Securityholders may offer all or some portion of these securities pursuant to the Prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the selling securityholders upon termination of this offering. In addition, some of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling pursuant to the Prospectus or in transactions exempt from the registration requirements of the Securities Act.

Unless otherwise disclosed in the footnotes to the table below, no Preferred Selling Securityholder listed below has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Series A Preferred Stock				Common Stock
Name	(a) Number of Shares Beneficially Owned Prior to Offering	(b) Number of Shares that may be Offered Hereby (1) (2)	(c) Number of Shares to be Owned After Completion of the Offering (3)	(d) Percent of Shares Beneficially Owned After the Offering (3)	(e) Number of Shares Beneficially Owned Prior to Offering	(f) Number of Shares that may be Offered Hereby (1) (2) (4)	(g) Number of Shares to be Owned After Completion of the Offering (3)	(h) Percent of Shares Beneficially Owned After the Offering (5)

Argent Classic Convertible Arbitrage Fund Ltd.	16,770	16,770	–	*	549,836	549,836	–	*
Argent Classic Convertible Arbitrage Fund II, L.P.	940	940	–	*	30,819	30,819	–	*
Argentum Multi-Strategy Fund L.P.	200	200	–	*	6,557	6,557	–	*
HFR Ca Global Select Master Trust Account	1,200	1,200	–	*	39,344	39,344	–	*
AVK (Advent Claymore) Fund	7,000	7,000	–	*	229,508	229,508	–	*
JPMorgan Securities Inc. (6)	7,000	7,000	–	*	229,508	229,508	–	*
Xavex Convertible Arbitrage 10 Fund	2,000	2,000	–	*	65,573	65,573	–	*
Xavex Convertible Arbitrage 5	350	350	–	*	11,475	11,475	–	*
RCG PB, Ltd.	700	700	–	*	22,950	22,950	–	*
RCG Latitude Master Fund, Ltd.	2,450	2,450	–	*	80,327	80,327	–	*
Merrill Lynch Financial Markets (7)	10,000	10,000	–	*	327,868	327,868	–	*
Viacom Inc. Pension Plan Master Trust	97	97	–	*	3,180	3,180	–	*
United Technologies Corporation Master Retirement Trust	710	710	–	*	23,278	23,278	–	*
Absolute Strategies Fund	70	70	–	*	2,295	2,295	–	*
BP Amoco PLC Master Trust	1,839	1,839	–	*	60,295	60,295	–	*
Credit Suisse Securities Europe Ltd. (8)	5,000	5,000	–	*	163,934	163,934	–	*
Goldman, Sachs & Co. (9)	1,665	1,665	–	*	54,590	54,590	–	*

* Less than 1%.

(1)         Unless otherwise indicated, each Preferred Selling Securityholder may offer any or all of the Series A Preferred Stock it beneficially owns and any of the common stock issuable upon conversion of the Series A Preferred Stock.

(2)         Information concerning other Preferred Selling Securityholders may be set forth in additional prospectus supplements if and when necessary. When taken together with information described in the Prospectus, totals in these columns may exceed the number of shares of Series A Preferred Stock and common stock offered by the Prospectus as a result of the Preferred Selling Securityholders identified above having sold, transferred or otherwise disposed of some or all of their shares of Series A Preferred Stock since the date on which the information in the preceding table was provided to us without informing us of such sale(s). In no event will the number of shares of Series A Preferred Stock offered by the Prospectus exceed 400,000 shares. Similarly, the total number of shares of our common stock issuable upon the conversion of all the Series A Preferred Stock may increase or decrease due to adjustments to the conversion rate. Pursuant to Rule 416 under the Securities Act, the registration statement of which the Prospectus forms a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar event or adjustment in the number of shares issuable as provided by the terms of the Series A Preferred Stock.

(3)	Assumes the sale of all shares of Series A Preferred Stock and common stock offered pursuant to the Prospectus.

(4)         Assumes conversion of all of the Preferred Selling Securityholders’ shares of Series A Preferred Stock at the conversion rate of 32.786885 shares of common stock per share of Series A Preferred Stock. This conversion rate is subject to certain adjustments as described in the Series A Preferred Stock certificate of designations. Accordingly, the number of shares of common stock that may be issued upon conversion of the Series A Preferred Stock may be adjusted from time to time. Fractional shares will not be issued upon conversion of the Series A Preferred Stock. Cash will be paid instead of fractional shares, if any. Assumes that no dividends on Series A Preferred Stock will be paid in shares of common stock.

(5)         This percentage is calculated using as the numerator the number of shares of common stock included in column (g) and as the denominator 78,853,675 shares of common stock issued and outstanding, net of treasury shares, as of February 15, 2008, plus the number of shares of common stock issuable upon conversion of the Series A Preferred Stock held by the Preferred Selling Securityholders included in column (f).

(6)         JPMorgan Securities Inc. (“JPMorgan”) served as an initial purchaser of our $375 million aggregate principal amount floating rate senior notes due 2014 and $625 million aggregate principal amount 10.75% senior notes due 2016. In addition, an affiliate of JPMorgan serves or has served as (a) administrative agent and collateral agent under our Credit Agreement, dated as of March 10, 2006 (the “Credit Agreement”), (b) co-syndication agent for, and initial lender under, our interim loan agreement dated March 10, 2006, (c) administrative agent and collateral agent under our former Amended and Restated Credit Agreement, dated March 21, 2005, and (d) administrative agent under our former term loan agreement, dated June 15, 2005, and, in each case, receives or received customary fees in connection therewith. Affiliates of JPMorgan also serve as lenders under our Credit Agreement.

(7)         An affiliate of Merrill Lynch Financial Markets (“Merrill”) also served as an initial purchaser of our $375 million aggregate principal amount floating rate senior notes due 2014 and $625 million aggregate principal amount 10.75% senior notes due 2016. In addition, an affiliate of Merrill served as administrative agent for, and held borrowings under, our interim loan agreement dated March 10, 2006, which borrowings we repaid in full in June 2006. Certain of Merrill’s affiliates also served as co-lead arranger and joint bookrunner in connection with our Credit Agreement, and receive customary fees and expense reimbursements. Merrill’s affiliates have performed investment banking, commercial banking and advisory services for the Company and its affiliates in the ordinary course of business, for which they have received customary fees and expense reimbursements. Merrill’s affiliates may, from time to time, engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business. From time to time, Merrill’s affiliates may effect transactions for their own account or the account of customers, including hedging such positions, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

(8)         An affiliate of Credit Suisse Securities Europe Ltd. (“Credit Suisse”) is a holder of our Warrants. In addition, affiliates of Credit Suisse have served as (i) lender, administrative agent, syndication agent and arranger under our former Senior Subordinated Credit Agreement, dated as of January 16, 2004, (ii) administrative agent in arranging an amendment to our Senior Subordinated Credit Agreement in 2005, (iii) solicitation agent in soliciting consents related to various series of our senior notes, which are no longer outstanding, (iv) a financial advisor to the Company during the period from July 2003 to June 2004, and (v) lenders under our Credit Agreement, and, in each case, received customary fees in connection therewith.

(9)         Goldman, Sachs & Co. (“Goldman”) served as (i) an initial purchaser of our $375 million aggregate principal amount floating rate senior notes due 2014 and $625 million aggregate principal amount 10.75% senior notes due 2016, (ii) financial advisor in connection with the divestitures of our surgery centers division, completed in June 2007, to an affiliate of TPG Capital, L.P. and our outpatient rehabilitation division, completed in May 2007, to Select Medical Corporation, and (iii) placement agent in connection with the initial offering of the Preferred Stock, and, in each case, received customary fees in connection therewith. In addition, affiliates of Goldman serve as (i) lenders and co-documentation agent under our Credit Agreement, (ii) co-documentation agent for our interim term loan agreement, dated as of March 10, 2006, and (iii) a counterparty to our interest rate swap arrangement, entered into in March 2006, and, in each case, have received and/or will receive customary fees in connection therewith.

Warrants

The selling securityholders listed below and their transferees, pledgees, donees or other successors, if not identified in this prospectus supplement or the Prospectus then so identified in additional supplements to the Prospectus or in an amendment to the registration statement of which the Prospectus forms a part, as required, are the “Warrant Selling Securityholders” under the Prospectus, and, together with the Preferred Selling Securityholders, the “Selling Securityholders.”

The following table sets forth for each Warrant Selling Securityholder listed below, as of a recent practicable date prior to the filing of this prospectus supplement with the SEC:

•	the name of each Warrant Selling Securityholder;
•	the number of Warrants and the number of shares of our common stock issuable upon exercise that may be sold by the Warrant Selling Securityholders; and
•	the number and percent of shares of common stock to be beneficially owned by each Warrant Selling Securityholder before and after the offering.

The information is based on information provided by or on behalf of the Warrant Selling Securityholders to us in Warrant Selling Securityholder questionnaires and is as of the date specified by the holders of the questionnaires. We have not sought to verify the information contained in the table. Because the Warrant Selling Securityholders may offer all or some portion of these securities pursuant to the Prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the selling securityholders upon termination of this offering. In addition, some of the Warrant Selling Securityholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling pursuant to the Prospectus or in transactions exempt from the registration requirements of the Securities Act.

Unless otherwise disclosed in the footnotes to the table below, no Warrant Selling Securityholder listed below has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Name	Number of Warrants Beneficially Owned Prior to Offering	Number of Warrants that may be Offered Hereby (1)	Percentage of Outstanding Warrants	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Beneficially Owned After Offering
				Number	Percent (2)	Number	Percent (2)

BlackRock High Income Fund (3)	201,408	201,408	2.00%	0	*	0	*
BlackRock Funds – High Yield Bond Portfolio (3)	52,113	52,113	*	0	*	0	*
BlackRock World Income Fund (3)	14,085	14,085	*	0	*	0	*
BlackRock Corporate High Yield Fund, Inc. (3)	29,930	29,930	*	0	*	0	*
BlackRock Corporate High Yield Fund III, Inc. (3)	32,042	32,042	*	0	*	0	*
BlackRock Corporate High Yield Fund V, Inc. (3)	52,465	52,465	*	0	*	0	*
BlackRock Corporate High Yield Fund VI, Inc. (3)	54,577	54,577	*	0	*	0	*
BlackRock Debt Strategies Fund, Inc. (3)	126,761	126,761	1.30%	0	*	0	*
MLIIF Global High Yield Bond Fund (3)	14,085	14,085	*	0	*	0	*
Merrill Lynch Global Investment Series: Income Strategies Portfolio (3)	126,761	126,761	1.30%	0	*	0	*
All other holders of the Warrants (and future transferees, distributees, pledges donees or successors of such holders) (4) (5)	6,619,971	6,619,971	66.20%	–	–	–	–

* Less than 1%.

(1)         Assumes exercise of the entire amount of Warrants held by the Warrant Selling Securityholder at a rate of one-fifth of a share of our common stock per Warrant. The number of shares of common stock issuable upon exercise of the Warrants may be adjusted under circumstances described in the Prospectus under the heading “Description of Warrants—Adjustments.” Under the terms of the Warrants, cash will be paid instead of issuing any fractional shares.

(2)         This percentage is calculated using as the numerator the number of shares of common stock included in the previous column and as the denominator 78,853,675 shares of common stock issued and outstanding, net of treasury shares, as of February 15, 2008.

(3)         The selling securityholder is affiliated with both BlackRock, Inc. ("BlackRock") and Merrill Lynch as a result of a merger in September 2006 pursuant to which Merrill Lynch's investment management business, Merrill Lynch Investment Managers, merged with BlackRock to form a new independent asset management company operating under the BlackRock name. Affiliates of BlackRock High Income Fund of BlackRock Bond Fund, Inc., BlackRock Funds – High Yield Bond Portfolio, BlackRock World Income Fund, Inc., BlackRock Corporate High Yield Fund, Inc., BlackRock Corporate High Yield Fund III, Inc., BlackRock Corporate High Yield Fund V, Inc., BlackRock Corporate High Yield Fund VI, Inc. and BlackRock Debt Strategies Fund, Inc. serve as lenders under our Credit Agreement and served as lenders under our former Amended and Restated Credit Agreement, dated March 21, 2005, and, in each case, receive or received customary fees in connection therewith. In addition, an affiliate of Merrill Lynch Global Investment Series: Income Strategies Portfolio and MLIIF Global High Yield Bond Fund (“Merrill”) also served as an initial purchaser of our $375 million aggregate principal amount floating rate senior notes due 2014 and $625 million aggregate principal amount 10.75% senior notes due 2016. In addition, an affiliate of Merrill served as administrative agent for, and held borrowings under, our interim loan agreement dated March 10, 2006, which borrowings we repaid in full in June 2006. Certain of Merrill’s affiliates also served as co-lead arranger and joint bookrunner in connection with our Credit Agreement, and receive customary fees and expense reimbursements. Affiliates of Merrill have performed investment banking, commercial banking and advisory services for the Company and its affiliates in the ordinary course of business, for which they have received customary fees and expense reimbursements. Merrill’s affiliates may, from time to time, engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business. From time to time, Merrill’s affiliates may effect transactions for their own account or the account of customers, including hedging such positions, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

(4)         Information concerning other Warrant Selling Securityholders will be set forth in additional prospectus supplements if and when necessary. Totals in these columns may exceed the number of Warrants and common stock offered by the Prospectus as a result of the Warrant Selling Securityholders identified above having sold, transferred or otherwise disposed of some or all of their Warrants since the date on which the information in the preceding table was provided to us without informing us of such sale(s). In no event will the number of Warrants offered by the Prospectus exceed 10,000,000. Similarly, the total number of shares of our common stock issuable upon the exercise of all the Warrants may increase or decrease due to adjustments to the exercise price and the number of shares issuable upon exercise of the Warrants. Pursuant to Rule 416 under the Securities Act, the registration statement of which the Prospectus forms a part also covers any additional shares of our common stock which become issuable in connection with the Warrants because of any stock dividend, stock split, recapitalization or other similar event or adjustment in the number of shares issuable upon exercise of the Warrants.

(5)         Assumes that all other holders of the Warrants (and future transferees, distributees, pledgees, donees or successors of such holders) do not beneficially own any shares of our common stock.